UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LINCOLN EDUCATIONAL SERVICES CORPORATION

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

533535100

(CUSIP Number)

Vinita K. Paul

Vice President, Chief Compliance Officer and General Counsel

Heartland Advisors, Inc.

789 N. Water Street

Milwaukee, Wisconsin 53202

(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

October 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 533535100

1.	NAME OF REPORTING PERSON Heartland Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 3,856,203 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 4,095,003 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,095,003 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 533535100

1.	NAME OF REPORTING PERSON William J. Nasgovitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 3,856,203 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 4,095,003 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,095,003 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%
14.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 533535100

1.	NAME OF REPORTING PERSON Kenneth H. Shubin Stein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 533535100

1.	NAME OF REPORTING PERSON Charles M. Gillman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

Item 1.

Security and Issuer

This Amendment No. 1 to Schedule 13D together with the attachments and exhibits hereto (this “Amendment No. 1”) amends the Schedule 13D dated April 28, 2014 (the “Initial Schedule 13D”) and relates to the shares of common stock, no par value per share (the “Common Stock”), of Lincoln Educational Services Corporation, a New Jersey corporation (the “Company”).

Information contained in Items 2 through 6 of this Amendment No. 1 amends and supplements, as the case may be, disclosures contained in the Initial Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Schedule 13D.  Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Initial Schedule 13D.

Item 2.

Identity and Background

Item 2 of the Initial Schedule 13D is supplemented and amended as follows:

This Amendment No. 1 is jointly filed by Heartland Advisors, Inc., William J. Nasgovitz, Kenneth H. Shubin Stein, and Charles M. Gillman (collectively, the “Reporting Persons”).  This Amendment No. 1 is being filed to disclose that the Reporting Persons have terminated their status as a “group” under Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Common Stock of the Company.

Pursuant to the Group Termination Agreement (defined below) described in Item 6 hereof, the Reporting Parties shall have terminated their obligations under that certain Agreement (as defined in the Initial Schedule 13D) and shall no longer be members of the Section 13(d) group upon filing of this Amendment No. 1.  Dr. Shubin Stein and Mr. Gillman shall cease to be Reporting Persons as a group with respect to the Common Stock of the Company upon the filing of this Amendment No. 1.  Heartland and Mr. Nasgovitz shall cease to be Reporting Persons as a group but shall continue to constitute reporting persons with respect to their beneficial ownership of the Common Stock of the Company to the extent required by applicable law.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is supplemented and amended as follows:

Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years, as previously reported on the Initial Schedule 13D.  As of October 30, 2014, Heartland beneficially owned an aggregate of 4,095,003 shares of the Company’s Common Stock.  All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

As of October 30, 2014, other than as described above and in the Initial Schedule 13D, none of the Reporting Persons beneficially owned shares of the Company’s Common Stock.

Item 4.

Purpose of Transaction

Item 4 of the Initial Schedule 13D is supplemented and amended as follows:

On October 31, 2014, the Reporting Persons executed that certain Group Termination Agreement (the “Group Termination Agreement”), pursuant to which the foregoing ceased to constitute a “group” for the purposes of Section 13(d)(3) of the Exchange Act upon of the filing of this Amendment No. 1 as described in Items 2 and 6 hereof.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  Each Reporting Person may separately, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.

Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is supplemented and amended as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 24,099,629 shares outstanding, which is the total number of shares of Common Stock outstanding as of August 6, 2014, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2014.

As of the date hereof, neither Dr. Shubin Stein nor Mr. Gillman has beneficial ownership of any shares of Common Stock.

Heartland and Affiliated Individuals

As of the close of business on October 30, 2014, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 4,095,003 shares, or 17.0%, of the Company’s Common Stock.  The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns 2,385,469 shares, or 9.9% of the Common Stock of the Company.  Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, none of the other Client Accounts own more than 5% of the shares of the Company’s Common Stock outstanding as of August 6, 2014.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 3,856,203 shares and shared dispositive power with respect to 4,095,003 shares of Common Stock.  Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 3,856,203 shares of the Company’s Common Stock and shared dispositive power with respect 4,095,003  shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

A description of any transactions in the Common Stock by each of the Reporting Persons during the past sixty (60) days from the date hereof is set forth on Annex 2 attached hereto and incorporated herein by reference.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is supplemented and amended as follows:

On October 31, 2014, the Reporting Persons entered into the Group Termination Agreement.

Except as set forth in response to other Items of this Amendment No. 1 and in the Initial Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and in Item 2 of the Initial Schedule 13D and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

Exhibit	Description
1	Group Termination Agreement by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Dr. Kenneth H. Shubin Stein and Mr. Charles M. Gillman, dated as of October 31, 2014.
2

Joint Filing Agreement, dated as of April 28, 2014, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Dr. Kenneth H. Shubin Stein, and Mr. Charles M. Gillman (Incorporated by reference to Exhibit 1 of the Initial Schedule 13D).

3

Agreement, dated as of April 28, 2014, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Dr. Kenneth H. Shubin Stein, and Mr. Charles M. Gillman (Incorporated by reference to Exhibit 2 of the Initial Schedule 13D).

4	Power of Attorney (Incorporated by reference to Exhibit 3 of the Initial Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2014

HEARTLAND ADVISORS, INC.

By:

/s/ Vinita K. Paul

Name:

Vinita K. Paul

Title:

Vice President, Chief Compliance Officer and
General Counsel

WILLIAM J. NASGOVITZ

By:

/s/ Vinita K. Paul

Name:

Vinita K. Paul

Title:

Attorney in Fact for William J. Nasgovitz
(Pursuant to Power of Attorney Previously
Filed)

/s/ Charles M. Gillman

CHARLES M. GILLMAN

/s/ Kenneth H. Shubin Stein

KENNETH H. SHUBIN STEIN, M.D., CFA

ANNEX 1
TRANSACTIONS

Trade Date	Reporting Person	Transaction Type[1]	Number of Shares	Price Per Share ($)
10/22/14	Heartland	Sell	6,428	2.9348
10/23/14	Heartland	Sell	15,862	2.7116

__________________________

1

All trades were made in the open market.

INDEX TO EXHIBITS

Exhibit	Description
1	Group Termination Agreement by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Dr. Kenneth H. Shubin Stein and Mr. Charles M. Gillman, dated as of October 31, 2014.
2

Joint Filing Agreement, dated as of April 28, 2014, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Dr. Kenneth H. Shubin Stein, and Mr. Charles M. Gillman (Incorporated by reference to Exhibit 1 of the Initial Schedule 13D).

3

Agreement, dated as of April 28, 2014, by and among Heartland Advisors, Inc., Mr. William J. Nasgovitz, Dr. Kenneth H. Shubin Stein, and Mr. Charles M. Gillman (Incorporated by reference to Exhibit 2 of the Initial Schedule 13D).

4	Power of Attorney (Incorporated by reference to Exhibit 3 of the Initial Schedule 13D).

Exhibit 1

GROUP TERMINATION AGREEMENT

This Group Termination Agreement (“Group Termination Agreement”), dated as of October 31, 2014, is entered into by and among each of Heartland Advisors, Inc. (“Heartland”), William J. Nasgovitz, Charles M. Gillman and Kenneth H. Shubin Stein, M.D., CFA (the “Parties”).

WHEREAS, Heartland is a stockholder of Lincoln Educational Services Corporation, a New Jersey corporation (the “Company”);

WHEREAS, the Parties entered into an agreement dated April 28, 2014 (the “Agreement”), by which the Parties formed a “group” as defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the purpose of improving the governance of the Company and taking such other actions as may be desirable to enhance stockholder value;

WHEREAS, the Parties entered into a Joint Filing Agreement, dated April 28, 2014 (the “Joint Filing Agreement”);

WHEREAS, the Parties wish to terminate their status as a “group” as of the filing with the Securities and Exchange Commission (“SEC”) of Amendment No. 1 to Schedule 13D dated October 31, 2014 (“Amendment No. 1”), to which the Joint Filing Agreement relates, but in any event, no later than 10:00 P.M. Eastern Daylight Time on October 31, 2014 (the “Effective Time”); and

WHEREAS, the Parties wish to terminate the Agreement and the Joint Filing Agreement as of the filing of Amendment No. 1, but in any event, no later than the Effective Time.

NOW, IT IS AGREED, in consideration of the foregoing and the mutual promises hereinafter provided and for other good and valuable consideration, and intending to be legally bound, the undersigned hereby agree as follows:

1.

The Parties hereby terminate their status as a “group” under Section 13(d)(3) of the Exchange Act with respect to the common stock of the Company held by the Parties, effective as of the earlier of: (x) the filing of Amendment No. 1 with the SEC or (y) the Effective Time.

2.

The Parties hereby terminate (a) the Agreement and (b) the Joint Filing Agreement, each such termination effective as of the earlier of: (x) the filing of Amendment No. 1 with the SEC or (y) the Effective Time; provided, however, that such termination shall not relieve any party hereto from liability under the Agreement or Joint Filing Agreement incurred prior to such termination.

3.

The Parties will reasonably cooperate with each other to the extent necessary in relation to the prompt preparation and filing of Amendment No. 1.

4.

Each of the Parties hereby represents that there are no outstanding Group expenses to which they are entitled to reimbursement.

5.

This Group Termination Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

[Remainder of Page Intentionally Left Blank;
Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Group Termination Agreement to be executed as of the day and year first above written.

Dated:  October 31, 2014

HEARTLAND ADVISORS, INC.

By:  /s/ Vinita K. Paul

Name:  Vinita K. Paul

Title:

Vice President, Chief Compliance Officer,
and General Counsel

WILLIAM J. NASGOVITZ

By:  /s/ Vinita K. Paul

Name:  Vinita K. Paul

Title:

Attorney-in-Fact for William J. Nasgovitz
(Pursuant to Power of Attorney Previously Filed)

/s/ Charles M. Gillman

CHARLES M. GILLMAN

/s/ Kenneth H. Shubin Stein

KENNETH H. SHUBIN STEIN, M.D., CFA